American Realty Capital Healthcare Trust, Inc.
405 Park Avenue, 15th Floor, New York, NY10022
T: (212) 415-6500 F: (212) 421-5799
www.americanrealtycap.com

February 15, 2011

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Ms. Jennifer Gowetski, Esq.

Re:	American Realty Capital Healthcare Trust, Inc.
File No. 333-169075

Dear Ms. Gowetski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Realty Capital Healthcare Trust, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on February 18, 2011, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

American Realty Capital Healthcare Trust, Inc.

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch
Chief Executive Officer